Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a transcript of the ON Semiconductor and AMIS Holdings conference call on December 13, 2007 regarding ON’s proposed acquisition of AMIS.

FINAL TRANSCRIPT

Thomson StreetEvents

Conference Call Transcript

ONNN—ON Semiconductor to Acquire AMIS Holdings, Inc.

Event Date/Time: Dec. 13. 2007 / 5:00AM PT

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

CORPORATE PARTICIPANTS

Ken Rizvi

ON Semiconductor—IR

Keith Jackson

ON Semiconductor—CEO

Christine King

AMI Semiconductor—CEO

Donald Colvin

ON Semiconductor—CFO

CONFERENCE CALL PARTICIPANTS

Romit Shah

Lehman Brothers—Analyst

Craig Ellis

Citi—Analyst

James Schneider

Goldman Sachs—Analyst

Steven Park

Wedbush—Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the ON Semiconductor and AMIS Holdings conference call. At this time, all participants are in a listen-only mode. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder, this conference call is being recorded. I would now like to turn the conference over to your host. Mr. Ken Rizvi.

Ken Rizvi—ON Semiconductor—IR

Thank you, Matt. Good morning and thank you for joining our conference call regarding ON Semiconductor’s acquisition of AMIS Holdings Inc., parent company of AMI Semiconductor. I am joined today by Keith Jackson and Donald Colvin, ON Semiconductor’s CEO and CFO; and Christine King, AMI Semiconductor’s CEO. This call is being web cast on the investor relations section of our web site at www.onsemi.com and on AMI Semiconductor’s web site at www.AMIS.com.

During the course of this conference call, we will make projections or other forward-looking statements regarding future events or the future financial performance of the Company. These forward-looking statements include but are not limited to statements related to the benefits of the proposed transaction between ON Semiconductor and AMIS Holdings and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date. The companies assume no obligation to update forward-looking statements to reflect actual results, change assumptions or other factors. In connection with the proposed transaction, ON plans to file with the SEC a registration statement on Form S-4 containing a joint proxy statement and prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive joint proxy statement will be mailed to stockholders of ON and AMIS. Investors and security holders are urged to read the joint proxy statement and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Now let’s hear from Keith Jackson who will provide an overview of this transaction. Keith?

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Keith Jackson—ON Semiconductor—CEO

Thank you, Ken, and thank you to everyone who’s joining us today. I’m very excited that early this morning, ON Semiconductor signed a definitive agreement to acquire AMIS Holdings, Inc., parent company to AMI Semiconductor. We believe this is a powerful and compelling business combination for both companies, our shareholders and our customers. The acquisition of AMIS furthers the transformation of ON Semiconductor into an analog and power leader with enhanced scale, higher value and higher margin products, deep customer relationships the customer relationships and an expanded addressable market. Further, by combining our operations, we expect to realize significant cost savings. Combining ON’s leading standard products and advanced manufacturing infrastructure with AMIS’ growing standard products business and substantial custom product portfolio will allow the combined company to better address our customers’ needs.

In addition, AMIS’ deep customer relationships with over 88% of their custom products sole sourced will enhance our ability to capture more of our customers’ bill of materials, thus becoming a more strategic supplier to them.

AMIS brings to ON exciting new opportunities in the medical and military aerospace markets, areas where ON traditionally has not focused, while strengthening our product offering in the automotive, industrial, computer, consumer and communications markets. In addition, we will leverage the advanced submicron capabilities of our Gresham fab to achieve both operational synergies and extend AMIS’ high-voltage and low-power offerings.

Lastly, I am pleased to announce that following the close of this transaction, Chris King will join ON Semiconductor’s Board of Directors. Her experience in the industry and in-depth knowledge of AMIS will be a valuable addition to our Board as we begin the process of integrating the two companies. I would now like to turn the call over to Chris and then Donald will go through the financial details of the definitive agreement as well as our increased stock repurchase authorization.

Christine King—AMI Semiconductor—CEO

Thank you, Keith. Needless to say, we’re all very proud of what AMIS has accomplished over the years and view this merger as a way for our shareholders and employees to benefit from the enhanced scale, growth opportunities, cash flow and profitability prospects of the combined company. We believe AMI helps to strengthen and expand ON’s analog and power management portfolio and position in the marketplace with leading products in the automotive, industrial, military aerospace, medical and communications market.

There is no question that being integrated with ON will provide significant advantages to AMI’s businesses as well. ON’s advanced submicron manufacturing platform, world-class assembly and test infrastructure, operational expertise and broad sales force and distribution channels will strengthen our operational excellence and expand our opportunities. And needless to say, the combined size and scale will benefit our customers and product roadmap.

In particular, we believe that leveraging the submicron manufacturing expertise and process technology at Gresham will further enhance and strengthen AMI’s mixed signal and digital product roadmap, particularly in the military and aerospace and medical segments, in addition to providing opportunity for meaningful cost savings across our combined operations.

The employees of AMI have built a world-class company. In addition to our leading analog technology and products, we will be adding a team of incredibly talented people to ON. AMI’s shareholders will benefit not only from the initial premium represented by the purchase price, but also from a significant postmerger ownership and a combined ON/AMI that is expect to have enhanced growth, cash flow and profitability prospects.

I would now like to turn the call over to Donald Colvin, who will share the transaction details of the definitive agreement.

Donald Colvin—ON Semiconductor—CFO

Thank you, Chris. As mentioned in our press release, each shareholder of AMI will receive 1.15 shares of ON at closing. This represents a value of approximately $10.14 per AMI share and roughly $915 million in total equity value based on the closing price of ON Semiconductor on December 12, 2007. After the transaction, ON will have approximately 405 million fully diluted shares outstanding with current ON shareholders holding approximately 74% and current AMI shareholders holding approximately 26% of ON shares on a fully diluted basis.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

The Board of Directors of both companies have approved the definitive agreement. We expect to close the transaction in the first half of 2008 after customary regulatory approvals, closing conditions and shareholder votes to approve the acquisition. Stockholders holding approximately 24% of the voting stock of AMI have entered into voting agreements in support of this transaction.

In addition to the strategic benefits, the acquisition provides compelling financial opportunities. The combined company generated cumulative revenues of over $2.1 billion and over $500 million of EBITDA for the last 12 months as of September 30, 2007. As a combined organization, we will continue to focus on driving cost synergies, growing revenue and enhancing our profitability and cash flow. We have identified significant cost synergies on both an operational and manufacturing basis, up to $50 million in pretax savings per year in 2009 through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these synergies within two quarters of closing the transaction. We expect with these cost savings and excluding the impact of amortization expense that the acquisition will be accretive to our earnings per share exiting 2008.

We are also committed to continue to return capital to our shareholders as we enhance our overall cash flow generation. As noted in our press release, ON’s Board of Directors in consideration of and connection with this transaction and our expected improved cash flow generation has also increased our share repurchase authorization from 30 million shares to 50 million shares over the next three years. We are now authorized to repurchase approximately 50% of the shares we will issue as consideration in this transaction. We intend to take action on our share repurchase program as soon as practical, given the conditions imposed by the transaction.

I will now turn the call back over to Keith Jackson.

Keith Jackson—ON Semiconductor—CEO

Thank you, Donald. In summary, this is a in exciting acquisition for ON Semiconductor. We are combining two companies with world-class analog and power design and engineering talent and leveraging ON’s advanced submicron capabilities and global manufacturing infrastructure to drive our combined product roadmap, realize operational synergies and enhance our profitability. Our increased scale and broader product offering will better enable us to serve our customers across the automotive, computing, medical, military aerospace, consumer, communications and industrial markets with both standard products and custom solutions. We believe this is a great transaction for both companies, our employees, our customers and our shareholders.

We would now like to take any questions you might have. Matt?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Romit Shah, Lehman Brothers.

Romit Shah—Lehman Brothers—Analyst

Thanks a lot, congratulations on the announcement. As you guys looked at AMI’s business, I think traditionally it has been a mid-40% gross margin business and midteens operating margins in conducting your due diligence. What do you see as the potential profit margin potential of this business and On Semi — or the potential profit margin of the total company as well?

Donald Colvin—ON Semiconductor—CFO

I think there will be a like period of transition dictated by the complex accounting rules, but what’s clear to say that on a gross margin basis, which I think you’re referring to, this will on a pro forma basis enhance our gross margin by over 200 basis points. So it will take us comfortably into the 40’s on a combined company basis. I think that 200 BPS I mentioned earlier is very, very conservative. A lot depends on the mix, but we see this as accelerating our strategic goal which we posted at the beginning of the year, $450 million in revenue, 45% gross margin. This will accelerate that, and that we should be able to achieve that much sooner.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Romit Shah—Lehman Brothers—Analyst

Okay. How quickly does the Company think they can start to transfer products to the Gresham facility? And going forward, what will happen to AMI’s existing facilities?

Keith Jackson—ON Semiconductor—CEO

So on the transfer piece of this equation, the processes required for the two companies have many similarities. We think that it should be a relatively straightforward process to get those things qualified. That can begin fairly quickly, and we would be hopeful that going into 2009 we would be able to run quantities and manufacturing for the AMI processes. So it’s, again, you have qualifications and customer approvals, but certainly our target would be to head into 2009 running products.

Relative to the facilities, obviously we will be completing programs for that and better prepared to answer those kinds of questions, Romit, when we get to the deal closure.

Romit Shah—Lehman Brothers—Analyst

If I could just lastly, ON has I think roughly 1 billion plus in NOLs. Can the Company use those NOLs towards future profits generated by AMI?

Donald Colvin—ON Semiconductor—CFO

The answer is yes.

Romit Shah—Lehman Brothers—Analyst

Thank you.

Operator

Craig Ellis, Citi.

Craig Ellis—Citi—Analyst

Thank you and congratulations on the deal. Don or Keith, I’m wondering if you can go into a little bit more detail on potential the cost and revenue synergies of this transaction?

Donald Colvin—ON Semiconductor—CFO

I think we stated — this in the prepared comments — that we expect these cost synergies to be in excess of $50 million on a pre-tax basis. In addition to that, we see savings in capital expenditures out of the combined companies. I think it’s fair to say that AMI currently spends 50 to $60 million a year unit in capital expenditures. We can easily identify 10 to $20 million of capital expenditure savings as we don’t need to double up the investment in the front ends that we’re already doing.

There will also be potentially interest expense savings as we can refinance some of the high-interest debt that AMI has. There will be some tax potential as well. And so all of that gets us excited that this will be a very strong cash flow enhancing deal as we mentioned in the comments. And also, the combined EBITDA of the two companies, even taking just the September, last September LTM is over $500 million dollars and this is before any synergies. So we see this really giving us a very strong financial generation, strong improvement in our financials and giving us a firepower to facilitate increased buybacks over stock.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Keith Jackson—ON Semiconductor—CEO

On the revenue side, I think really exciting story there, AMI has some very deep customer relationships. It is an OEM market model, and of course they have to get very close to the engineering teams or their customers to get these custom products done. This now gives us the opportunity to expand our reach into their bills of materials with ON Semiconductor’s portfolio and have access to an even wider amount of opportunity inside those customers. So we really do think on the revenue side while we do not have numbers for you today, it is an exciting opportunity to accelerate growth.

Conversely, I could give you the other side. Where we have strong relationships at our top accounts, I think it opens up opportunities for the custom analog capabilities from AMI to expand their reach.

Craig Ellis—Citi—Analyst

Helpful, guys. How quickly will you be able to implement the buyback that was announced today following the deal’s closure? Will it be immediately, or will there be a period of delay?

Donald Colvin—ON Semiconductor—CFO

Subject to market conditions in these turbulent times, I cannot give a specific date, but you can be sure that once the deal is closed, that will be my top priority.

Craig Ellis—Citi—Analyst

Lastly for me, when you talked about accretion exiting 2008 on the transaction, were you including the benefit or share buyback, or is that just from the cost savings and the revenue synergies that has been identified?

Donald Colvin—ON Semiconductor—CFO

That was excluding the benefit from the buyback. If you add on a potential buyback, it will be more accretive.

Craig Ellis—Citi—Analyst

Thanks guys.

Operator

(OPERATOR INSTRUCTIONS). James Schneider, Goldman Sachs.

James Schneider—Goldman Sachs—Analyst

Good morning and congratulations. Just one question from me. With respect to the Gresham facility, can you remind us first of all of the utilization rate you’re running there right now and how you expect moving forward that the LSI business would roll off and the AMIS business roll in?

Keith Jackson—ON Semiconductor—CEO

It is less than 50% utilized today. We believe that the LSI run rates going into 2008 are going to be relatively flat for the year with some very slight decline across the year. So, frankly, the rolloff there has largely occurred as we entered Q4. So that would be pretty flat. On the AMI side,

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

again, we’re expecting to do process qualification and product qualifications with our customers during 2008, and so we’re not really looking for much roll-on there until the beginning of 2009.

Christine King—AMI Semiconductor—CEO

I will just add to that, from the AMI point of view, I think that utilizing the Gresham fab gives us a cost point that we haven’t been able to realize before that I think we’re very excited about. Plus, it gives us the forward-looking technology roadmap that our customers are clamoring for. And so I think we have the customer relationships and the products that are really going to allow us to utilize that fab and make our customers very happy.

James Schneider—Goldman Sachs—Analyst

Actually, maybe just a follow-on then. How much of the AMI product portfolio do think you can roll into the advanced process nodes?

Christine King—AMI Semiconductor—CEO

I think there’s a significant amount of our forward-looking product portfolio, because the finest lithography we have today is 0.35, so having access to 180 nanometer that we have many design opportunities with and have been outsourcing that at other fabs is going to be able to fit nicely into the Gresham fab. And then, I think our 0.35 micron where we have very high-volume products coming into production are also going to fit nicely into that fab. So I think it’s a large percentage of our forward-looking product portfolio and it won’t be so much in the older technologies.

James Schneider—Goldman Sachs—Analyst

Thanks very much.

Christine King—AMI Semiconductor—CEO

Sure.

Operator

Steven Park, Wedbush.

Steven Park—Wedbush—Analyst

Just had a quick question on — do we have a value of the fab at AMIS there? And what percentage might actually be rolled off and moved—transferred to Gresham? Do you guys have any rough numbers there?

Donald Colvin—ON Semiconductor—CFO

We didn’t look at that, but we’re looking at how we can develop our business. As Chris said, there is no 0.18 capability here, so it will be new opportunities that we will be excitingly pushing forward. And those that were mentioned in my comments that the ability, the capability in Gresham means that we can save money in capital expenditures. We’re not really looking at any value or sale of anything, but we’re looking at capital avoidance because we already have the equipment and the capabilities installed in Gresham. This was on the roadmap for Chris here in Pocatello, and there’s no need for her to spend the money to do that.

Christine King—AMI Semiconductor—CEO

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

And I would say also, we have some high-volume products coming into production that we would not be able to accommodate ourselves, and this is going to give us a great cost point for those products.

Steven Park—Wedbush—Analyst

One additional follow-up question. What was the head count with AMIS right now?

Christine King—AMI Semiconductor—CEO

We have approximately 2800 employees.

Steven Park—Wedbush—Analyst

Thank you.

Operator

Ladies and gentlemen, this concludes the question-and-answer session. Thank you for participating in today’s conference. This concludes the program. You may now disconnect. Good day.

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